PARAGON MOTORCYCLES INC. D/B/A JANUS MOTORCYCLES

COMMON STOCK SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of:

Paragon Motorcycles Inc., d/b/a Janus Motorcycles
211 S. 5th St.
Goshen, IN 46528

1. **Background.** The undersigned understands that Paragon Motorcycles Inc. d/b/a Janus Motorcycles, an Indiana corporation (the "***Company***"), is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to (i) this Common Stock Subscription Agreement (the "***Subscription Agreement***"), (ii) the Shareholders Agreement dated January 31, 2024 (the "***Shareholders Agreement***") (collectively, the "***Transaction Agreements***"), (iii) the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "***Form C***") and (iv) the Offering Statement, which is included therein (the "***Offering Statement***"). The Company is offering to both accredited and non-accredited investors up to 30,303 shares of its Common Stock, (each a "***Share***" and, collectively, the "***Shares***" or "***Securities***") at a purchase price of $33.00 per Share (the "***Purchase Price***"). The minimum amount or target amount to be raised in the Offering is $99,990 (the "***Target Offering Amount***") and the maximum amount to be raised in the Offering is $999,999 (the "***Maximum Offering Amount***"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the

Portal. The Portal is registered with the Securities and Exchange Commission (the "***SEC***") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.9% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

2. **Subscription**.
    a. *Terms*. Subject to the terms of the Transaction Agreements, the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when (i) Subscriber has executed and delivered this Subscription Agreement; (ii) Subscriber has executed and delivered the Shareholders Agreement executed as a shareholder; and (iii) this Subscription Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "***Offering Deadline***").
    b. *Acceptance*. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "***State Securities Laws***").
    c. *Payment*. Payment for the Securities shall be received by the Company from the undersigned by wire transfer of immediately available funds or other means approved by the Company, processed through the Portal's qualified third-party, at or prior to the Closing, for the aggregate Purchase Price for the number of Shares such Subscriber is purchasing.
3. **Closing**.

a. *Closing*. Subject to Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "***Closing***") shall take place through the Portal within five (5) Business Days after the Offering Deadline (the "***Closing Date***").

b. *Closing Conditions*. The Closing is conditioned upon satisfaction of all the following conditions:

   i. prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

   ii. at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount;

   iii. the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. **Termination of the Offering; Other Offerings**. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. **Subscriber Representations**. The undersigned represents and warrants to the Company and the Company's agents as follows:

   a. The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

   b. The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

   c. Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

   d. The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the

Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

e. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

f. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

g. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

h. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

i. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

j. The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or

regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company, the Portal or any of their respective affiliates, and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned. The undersigned acknowledges that any projections, forecasts, or estimates provided by the Company or through the Portal are speculative and based on assumptions that may not be realized.

k. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares. The undersigned confirms that they have received all the information they consider necessary or appropriate for deciding whether to purchase the Shares and have had the opportunity to ask questions and receive answers from the Company (through the Portal) regarding the terms and conditions of the Offering and the business, operations, and financial condition of the Company. The undersigned acknowledges that they have read and understand the risk factors related to the investment as outlined in the Form C and accompanying Offering Statement.

l. The undersigned acknowledges that they have been advised to consult with their own tax advisor regarding the tax consequences of the investment and that the Company or the Portal or any of their affiliates or representatives have not provided any tax advice.

m. The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

n. The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary or public market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

o. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding. The undersigned acknowledges that any breach of this provision may result in the initiation of appropriate legal proceedings against the undersigned.

p. If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6. **HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK.** The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "***IRS***"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or

more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. **Company Representations**. The undersigned understands that upon issuance of to the undersigned of any Shares, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:
   a. *Corporate Power*. The Company has been duly incorporated as a corporation under the laws of the State of Indiana and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.
   b. *Enforceability*. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.
   c. *Valid Issuance*. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Articles of Incorporation or Bylaws of the Company, the Shareholders Agreement, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.
   d. *No Conflict*. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under the Company's Articles of Incorporation or Bylaws, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company. If any such violations, conflicts, or defaults occur, it is the responsibility of the Company to resolve the issue immediately. The Company acknowledges that the Portal, and any of its affiliates, or any member, manager, or employee thereof, shall not be liable in connection with such violations, conflicts, or defaults.

8. **<u>Indemnification</u>**. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.
9. **<u>Market Stand-Off.</u>** If so requested by the Company or any representative of the underwriters (the "***Managing Underwriter***") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30- day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "***Market Standoff Period***"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.
10. **<u>General Provisions</u>**
    a. *Obligations Irrevocable.* Following the Closing, the obligations of the undersigned shall be irrevocable.
    b. *Legend.* The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.
    c. *Notices.* All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.
    d. *Governing Law.* Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Indiana without regard to the principles of conflicts of laws.
    e. *Arbitration.* Any dispute, claim, or controversy arising out of or relating to this Agreement shall be resolved by arbitration administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures. The arbitration shall be conducted by a single arbitrator in the city of the Company's principal place of business, applying Indiana law. Each party shall bear its own costs and expenses,

including legal fees, unless the arbitrator awards costs to the prevailing party. The arbitration proceedings and any related information shall remain confidential, except as required by law or to enforce an award. The arbitrator's decision shall be final and binding, with judgment enforceable in any competent court. By agreeing to arbitration, the parties waive their right to a jury trial, except for seeking provisional remedies or injunctive relief in court to protect rights pending arbitration.

f. *Entire Agreement*. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

g. *Waiver, Amendment*. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

h. *Waiver of Jury Trial*. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

i. *Invalidity of Specific Provisions*. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

j. *Titles and Subtitles*. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

k. *Counterparts*. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

l. *Electronic Execution and Delivery*. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

m. *Binding Effect*. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

n. *Survival*. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

o. *Notification of Changes*. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

(*Signature Page Follows*)

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Paragon Motorcycles Inc. d/b/a Janus Motorcycles

Founder Signature

Name: Richard Worsham

Title: President

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A

SHAREHOLDERS AGREEMENT

This **SHAREHOLDERS AGREEMENT** (the "***Agreement***") is made effective as of the 31st day of January, 2024 (the "Effective Date"), by and between Bruce Korenstra, Mark Philabaum, Richard Worsham, Korenstra Family Foundation LP, Group Hearn LLC, Jordan Schwartzendruber, Grant Longenbaugh, Gibson and Charlotte Worsham JTWROS, Kenneth Miller, Sharon L. Risser and J. Douglas Risser JTWROS, MZ Ventures, Inc., New Man Ventures LLC, Paul Greenhagen, Aaron Tippie, Paul Springmann, Bar Schmetterling Investments, LLC, Steve Branner, and any individual or entity hereafter accepting this Agreement via the attached Statement of Acceptance (each individually a "Shareholder" or collectively as "the Shareholders") and **PARAGON MOTORCYCLES INC.**, an Indiana corporation (hereinafter referred to as "the Company").

WHEREAS, the Shareholders are, as of the Effective Date, all of the shareholders of the Company, owning such shares of the capital stock of the Company as set forth herein;

WHEREAS, it is the Shareholders' mutual purpose to provide for the purchase of a Shareholder's Shares should he, she, or it desire or be forced to dispose of any of his or her Shares in the Company during his, her, or its lifetime;

WHEREAS, the Shareholders agree that the restraints and covenants contained herein are reasonable and necessary;

WHEREAS, the Company and the Shareholders believe that it is in their mutual best interest and in the best interest of the Company to provide for continuity in the management and policies of the Company and further believe that the business and management of the Company would in all likelihood be seriously disrupted by the transfer of the Shares of any Shareholder to any other person except as hereinafter permitted by this Agreement; and

WHEREAS, it is intended that this Agreement bind the parties hereto, their successors and those acquiring shares of the Company which are issued after the date hereof, and all personal representatives, heirs, trustees, conservators, and other legal representatives (hereinafter, "Legal Representatives") of the foregoing.

NOW, THEREFORE, in consideration of the above recitals which are an integral part hereof, the mutual agreements and covenants contained herein, and for other good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, the parties to this Agreement agree and covenant as follows:

ARTICLE ONE
DEFINITIONS

1.01 The Shares. The initial authorized capital of the Company consisted of 1,000,000 shares of common stock, and the issued share capital of the Company consisted of 100,000 shares of common stock (the "Common Stock"). These Shares, together with any other shares of capital stock of the Company which may be issued subsequent to the Effective Date of this Agreement, are referred to herein as the "Shares."

1.02 Board of Directors. The Board of Directors of the Company will hereinafter be referred to as "the Board of Directors."

ARTICLE TWO
TRANSFERS DURING LIFETIME

2.01 Restrictions and First Offer. No Shareholder shall, during his or her lifetime, transfer, encumber or dispose of any portion or all of his or her Shares to any person, firm, or Company without the written consent of the Board of Directors, unless the Shareholder desiring to make the transfer, encumbrance or disposition (hereinafter referred to as the "Transferor") shall have first made the offer to sell as herein described, at a price determined in accordance with Article 10 hereof, and such offer shall not have been accepted.

2.02 Terms of Purchase. The terms and conditions of the purchase by the Company for each Share owned by the Transferor shall be the same as the terms set forth in Articles 11 and 12 hereof.

2.03 Closing of Purchase. The closing of the purchase shall be as per Article 12 hereof.

ARTICLE THREE
PERMITTED TRANSFERS

3.01 Transfer to Family. Notwithstanding anything herein to the contrary, a Shareholder may, with the consent of the Board of Directors which shall not be unreasonably withheld, transfer all or part of his or her Shares in trust or otherwise to or for the benefit of himself or herself or such person's issue, or other members of his or her immediate family (hereinafter referred to as "Transferee"), but subject to the following terms and conditions.

3.02 Restrictions. The Transferee shall receive such Shares subject to the terms of this Agreement and to the restrictions and obligations hereunder of the Transferor Shareholder. There shall be no further transfers of such Shares except by gift to members of such family or in accordance with the provisions of this Agreement. Each Transferee shall execute a written consent to be bound by this Agreement.

3.03 Attribution Period. The Shares owned by the Transferee shall, for all purposes of this Agreement, be included in and deemed attributable as a part of and bound by the same terms hereof as the Shares of the Shareholder from whom the Shares were transferred. Any action taken, offer made or option executed hereunder with reference to the Shares of such Shareholder shall be applicable to the Shares of his Transferee.

ARTICLE FOUR
EVENTS CREATING OPTION TO BUY

Upon the occurrence of any of the following events, the Company and the Shareholders shall have the option and the right to buy the Affected Shares of the Transferring Shareholder and that Transferring Shareholder shall sell the Affected Shares pursuant to the terms and conditions of the Agreement:

4.01 Voluntary Transfer. A voluntary transfer shall occur if Shares are sold, exchanged, given, gifted, or transferred, with or without full consideration; or if an agreement is entered into to do any of the foregoing.

4.02 Pledge. A pledge shall occur if Shares are subject to a security interest whether pursuant to the Uniform Commercial Code or otherwise and regardless of whether the security interest is termed as a pledge, as collateral, as a conditional assignment, as an outright assignment, or in any equivalent manner, and regardless of whether the security interest is perfected; or if an agreement is entered into to do any of the

foregoing. It is specifically acknowledged by the Shareholders that pledges of the Company's capital stock are forbidden.

4.03 Involuntary Transfer. An involuntary transfer shall occur if Shares are subject to an order, decree, or directive of any administrative body, legislative branch, tribunal, court, or other judicial agency to transfer said Shares. An attempted transfer of Shares pursuant to a marital dissolution shall be deemed an involuntary transfer for purposes of this Agreement.

4.04 Insolvency of Shareholder. A Shareholder shall be considered insolvent upon filing a petition for bankruptcy or being the subject of a petition for involuntary bankruptcy (which involuntary petition is not dismissed within forty-five (45) days of filing), or if a receiver, whether permanent or temporary, of a Shareholder's property or any part thereof, shall be appointed by a court of competent authority, or if a Shareholder shall make a general assignment for the benefit of creditors, or if any judgment against a Shareholder remains unsatisfied or unbonded of record for thirty (30) days or longer.

4.05 Incompetence. A Shareholder shall be incompetent if legally declared incompetent, mentally insane, mentally unsound, or a similar characterization, or if a guardian, conservator, or similar person is appointed for the benefit of a Shareholder by an agency or court of competent jurisdiction.

4.06 Disability of Shareholder. A Shareholder shall be deemed to be disabled for purposes of this Agreement when the Shareholder is completely unable, due to sickness or injury, to perform the majority of the duties required by the Shareholder's employment with the Company and that such condition has existed for a period of ninety (90) days with a strong degree of certainty that such condition will continue for a period of 12 months or more from the date that such condition commenced. Such determination shall be made by the Board of Directors of the Company, whose determination on such matter shall be final and conclusive and may be made without consideration of or on a basis consistent with any determination of disability under any disability insurance policy applicable to such Shareholder. Disability shall give rise to an option under Article 2 only if the disabled Shareholder is an employee of the Company.

ARTICLE FIVE
TRANSFER ON DEATH

5.01 Transfer Upon Death of Shareholder. Upon the death of a Shareholder (hereinafter referred to as the "Decedent"), all of the Shares owned by the Decedent and to which he or his personal representatives shall be entitled on behalf of his estate, shall be purchased or transferred only as herein provided.

5.02 Option of Company to Purchase. At its option, the Company may purchase from the Decedent's personal representative (including any trustee) not less than all of the Shares owned by the Decedent or to which the Decedent or his personal representatives shall be entitled at the Purchase Price authorized in Article 11 hereof. However, the Company may purchase (but shall not be obligated to continue in force) life insurance policies on the lives of the Shareholders who are parties to this Agreement. In the event of the death of a Shareholder whose life is insured by an insurance policy owned by the Company, the Purchase Price for the Decedent's Shares shall be the insurance proceeds of such life insurance policies. The Purchase Price for the shares shall be payable as authorized in Articles 11 and 12 hereof. If the Company elects to exercise this option, the Decedent's personal representative shall sell to the Company all of the Shares owned by the Decedent, or to which the Decedent or his personal representatives shall be entitled. The Company shall give written notice of exercise of this option to the Decedent's personal representative within ninety (90) days after the death of the Decedent.

5.03 Closing. The closing of such purchase and sale shall take place at the office of the Company and shall be not more than ninety (90) days following the date of notice of exercise of the option by the Company.

5.04 Bequest of Shares. If the Company does not exercise the option granted in Article 5.02 above, the Shares owned by the Decedent or to which the Decedent shall be entitled, may be transferred by Trust, Will, bequest, or intestate succession. Such Shares and the transferees of the Shares shall immediately be subject to all of the restrictions and provisions of this Agreement.

ARTICLE SIX
TERMINATION OR WITHDRAWAL

Upon the termination of a Shareholder's employment with the Company for any reason, or upon a Shareholder's withdrawal from the Company for any reason, the Company may purchase all of the Shares of said Shareholder at the Purchase Price stated in Article 11 hereof.

ARTICLE SEVEN
NOTICE TO COMPANY AND OTHER SHAREHOLDERS

The Transferring Shareholder (or the legal representative of a deceased Shareholder) shall give written notice to the Company and the other Shareholders within thirty (30) days of the occurrence of any event described in Articles 4 or 5 of this Agreement. Notice to the Company shall be sent as per Article 17.04 hereof. If an event described in Article 4 or 5 has occurred and the Transferring Shareholder has failed to give the required notice, but the Company's Secretary has knowledge of the occurrence thereof, then the Secretary may send the written notice with the same effect as if sent by the Transferring Shareholder; provided that a copy thereof shall be contemporaneously sent to the Transferring Shareholder. Notices shall contain the following information:

7.01 Notice of Death. The notice of death shall state the date of death, shall identify and give the address of any surviving heir, shall identify and give the address of the personal representative if one has been appointed or the proposed personal representative if known, and attached to the notice shall be a copy of the order of probate.

7.02 Notice of Incompetence. The notice of incompetence shall identify the court or agency which declared the Transferring Shareholder incompetent, mentally insane, mentally unsound, or similar characterization or the court and/or agency that appointed a guardian, conservator, or similar person for the Shareholder. The notice shall specify the date of said declaration and/or appointment and shall identify any guardian, conservator, or similar person. Attached to the notice shall be a copy of the appropriate order or declaration.

7.03 Notice of Voluntary Transfer. The notice of voluntary transfer shall identify to whom the Transferring Shareholder desires to sell, exchange, or give Shares, the number of Shares (the Affected Shares), and the consideration, if any, for the transfer. The notice shall also identify all pertinent terms of the transfer. Attached to the notice shall be a copy of all agreements and documents pertinent to said transfer.

7.04 Notice of Involuntary Transfer. The notice of involuntary transfer shall identify the order, decree, or directive requiring the involuntary transfer of Shares, the number of Shares involved (the Affected Shares), the reason for the involuntary transfer, and the pertinent terms of the involuntary transfer. There shall be attached to the notice a copy of the relevant order, decree or directive.

7.05 Notice of Insolvency. The notice of insolvency shall identify the manner in which the Transferring Shareholder is deemed insolvent (as defined in Article 4.04 hereof), shall identify any trustee or fiduciary appointed with regard to the Transferring Shareholder. Attached to the notice shall be a copy of any petition for bankruptcy, petition for involuntary bankruptcy, order appointing a receiver, whether permanent or temporary, order creating an assignment for the benefit of the Transferring Shareholder's creditors, and/or any judgment against the Transferring Shareholder which has remained unsatisfied or unbonded for a period of thirty (30) days or longer.

7.06 Notice of Disability. The notice of disability shall state the date and cause of disability, and the date upon which the Company's Board of Directors determined that such disability occurred.

7.07 Notice of Pledge of Shares. The notice of pledge of Shares shall identify to whom the Transferring Shareholder desires, or has attempted, to pledge the Shares, the number of Affected Shares to be pledged, and the consideration, if any, for the purported pledge. Attached to the notice shall be a copy of all agreements and documents pertinent to said pledge.

ARTICLE EIGHT
COMPANY'S FIRST OPTION TO PURCHASE

For the period commencing upon the occurrence of an event giving rise to an option to buy, as specified in Articles 4, 5, or 6 hereof, and thereafter until sixty (60) days after the receipt by Company of notice of an event giving rise to an option to buy as defined in Article 4, 5, or 6 hereof, which notice is in substantial compliance with the provisions of Article 7 hereof, the Company shall have the option to purchase all, but not less than all, of the Affected Shares of a Transferring Shareholder, which option and right to purchase are at the price and according to the terms and conditions provided herein. The Company may exercise its right and option to purchase by giving notice to the Transferring Shareholder and to the other Shareholders of its intention to exercise its right and option before the expiration of said sixty (60) day period. In no event shall the Transferring Shareholder vote, either as a director or as a Shareholder, on the question of whether the Company will elect to exercise its option.

ARTICLE NINE
SHAREHOLDERS' SECONDARY OPTION TO PURCHASE

If the Company does not exercise its option to purchase as provided for in Article 8 hereof before the expiration of the sixty (60) days provided for in Article 8, the remaining Shareholders of the Company shall have, for a period of thirty (30) days thereafter, the option and right to collectively purchase all, but not less than all, of the Affected Shares, which option and right to purchase are at the price and according to the terms and conditions provided herein. Each Shareholder (other than the Transferring Shareholder) shall have the option and right to purchase that portion of the Affected Shares as the number of Shares owned by each bears to the total number of Shares owned by all such other Shareholders (excluding Shares held by the Transferring Shareholder). Shareholders shall exercise their right and option to purchase by giving notice to the Transferring Shareholder and to the other Shareholders and the Company of their intention to exercise their right and option within said thirty (30) day period. In the event that one or more Shareholders elect to purchase their proportionate number of the Affected Shares and one or more Shareholders do not so elect, the electing Shareholders shall be required to purchase that portion of the Affected Shares not purchased by said non-electing Shareholders as the number of Shares owned by each bears to the total number of Shares owned by all such Shareholders who have elected to exercise their option.

ARTICLE TEN

FAILURE OF COMPANY AND SHAREHOLDERS TO EXERCISE OPTIONS

In the event that the Company does not exercise its option to purchase the Affected Shares as provided for in Article 8 hereof in the time period provided therein and in the event that the Shareholders do not exercise their option to purchase the Affected Shares pursuant to Article 9 hereof in the time period provided therein, then the Transferring Shareholder shall be free to effect the disposition of the Affected Shares identified in the notice provided for pursuant to Article 7 hereof; provided, however, that if the Company is an electing small business corporation, as defined by the Internal Revenue Code, for the fiscal year of the Company during which the Affected Shares are proposed to be so disposed, then such transferee must be eligible to be a shareholder of an electing small business corporation. In the event that a disposition of the Affected Shares is not made in accordance with the notice given pursuant to Article 7 hereof, within six (6) months of the date of said notice, then the provisions and conditions shall apply once again to the Affected Shares. After a disposition of the Affected Shares in accordance with the notice provided for in Article 7 hereof, the Affected Shares and said transferee shall be subject to the provisions and conditions of this Agreement even though said Transferee has not executed this Agreement.

ARTICLE ELEVEN PURCHASE PRICE

11.01 Agreed-Upon Value. The value of each Share of stock shall be the price agreed upon by the Board of Directors of the Company. It is agreed that said price shall represent the fair market value of each Share of stock, including the proportionate interest of the good will of the Company. The Shareholders and the Company agree that the Board of Directors of the Company shall redetermine said value per Share within seventy-five (75) days following the end of each fiscal year of the Company or more often as the Board of Directors may designate. If a redetermination of value is not made by the Board of Directors within seventy-five (75) days following the end of a fiscal year or subsequently ratified in writing by vote of the Board of Directors at a board meeting, the last previously stipulated value shall control as adjusted for inflation or deflation pursuant to the Department of Labor Statistics, Consumer Price Index, United States City Average, All Urban Consumers (1982-1984 = 100) or in the event said Index ceases to be published, by any successor index recommended as a substitute therefore by the United States Government or comparable substitute. As of the beginning of each year, the Board of Directors shall have set a value per share, which valuation shall be noted in the minute book of the Company. This determination shall be final and conclusive for all share transactions under this Agreement for that year (the total consideration as determined by the Board’s per-share valuation being referred to throughout as the “Purchase Price”).

11.02 Purchase Upon Competitive Engagement by Shareholder. In the event that any Shareholder comes to own, manage, operate, control or otherwise engage or participate in, or be connected to, as an owner, partner, principal, creditor, salesperson, advisor, member of the board of directors of, employee of, or consultant to, any company, business, venture or any division, group or other subset of a company, business or venture that engages in any substantive part of the business activities in which the Company is engaged, the Company shall have the immediate option to acquire any or all of such Shareholder’s Shares. The Purchase Price for such Shares shall be the lesser of (i) the current value of such Shares as set in the Board’s annual determination under Article 11.01 hereof, or (ii) the actual consideration originally paid by such Shareholder for such Shares. Payment of this Purchase Price shall be as per Article 12 hereof.

ARTICLE TWELVE CLOSING DATE AND TERMS OF PURCHASE

12.01 Closing Date. In the event of a sale and purchase pursuant to the terms of this Agreement, the sale and purchase shall close on a reasonable date, and a reasonable place and at a reasonable time to be selected by the Purchasing Party, which shall be no later than ninety (90) days after notice of an event giving rise to an option purchase as provided in Articles 4, 5, or 6 hereof, or within ninety (90) days of the date of notice of exercise of said option to purchase as provided in Article 8 or 9 hereof.

12.02 Purchase by Company.

(a) Cash Payment at Closing. On the date of closing, where the Purchasing Party is the Company, the Purchasing Party shall pay to the Transferring Shareholder an amount of cash equal to the greater of (i) twenty percent (20%) of the purchase price of the shares or (ii) when the Share of a deceased Shareholder are being purchased pursuant to Article 4, the Net Proceeds of Life Insurance owned by the Purchasing Party on the life of a deceased Shareholder, if any. The remaining balance of the purchase price shall be paid by the Purchasing Party pursuant to the Promissory Noted described in Article 12.03 hereof.

(b) Promissory Note (or Notes) at Closing - Company. Where the Purchasing Party is the Company, the Purchasing Party shall execute and deliver a promissory note payable in seventy-two (72) equal monthly installments with the first installment being due and payable thirty (30) days after the date of closing and each succeeding installment being due and payable on the same day and month of each succeeding year, together with interest on the unpaid balance at the Prime Rate plus one percent (1%), in no circumstances to exceed the maximum rate allowed by applicable law, per annum from the date of closing. In any case, said note shall provide as follows:

i. In case of default in the payment of principal or interest, the note shall become immediately due and payable at the election of the note holder;

ii. The maker shall have the right to prepay this note, in whole or in part, at any time, without consent and without penalty; and

iii. Any prepayments shall not delay or postpone any subsequent payments.

12.03 Purchase by Other Purchaser. On the date of closing, where the Purchasing Party is not the Company, the Purchasing Party shall pay to the Transferring Shareholder an amount of cash equal to the purchase price of the shares.

12.04 Transfer and Pledge of Shares. Upon delivery of the cash payment at closing and delivery of the installment note or notes specified in the Article 12.02 hereof or satisfaction of the terms of sale pursuant to Article 12.03 hereof, the Affected Shares shall be delivered to the respective Purchasing Party with all necessary endorsements and/or instruments required so that the Affected Shares may be transferred on the corporate books. Once the Affected Shares have been transferred, the Affected Shares shall be delivered by the Purchasing Party or parties to the Transferring Shareholder to be held as collateral security for the payment of said notes. The Purchasing Party or parties shall have the right, while said pledge is effective, to vote the pledge Shares.

ARTICLE THIRTEEN
SECURITY

13.01 Installment Purchases. In any transaction which results in the issuance of a promissory note, such promissory note shall be secured by the purchased Shares and the Purchaser shall, following the delivery of the purchased Shares, endorse the new Share certificates issued to such purchaser and deliver them to the seller as collateral security for the payment of the unpaid Purchase Price; and such Shares shall be so held until the entire Purchase Price shall be paid.

13.02 Voting Rights. While such Share shall be so held as collateral security and so long as the purchaser is not in default, the purchaser shall be entitled to all voting rights with respect thereto.

13.03 Release or Substitution. In the event the purchaser desires to obtain a release of the Shares as collateral security, the purchaser may do so by substituting other security of not less than equal value which is acceptable to the seller.

ARTICLE FOURTEEN
TERMINATION OF AGREEMENT

This Agreement shall automatically terminate in all respects upon the occurrence of any of the following events:

(a) The receivership, or dissolution of the Company;

(b) The written voluntary agreement of all of the Shareholders and the Company; or

(c) The consummation of a public offering of the stock of the Company.

Upon termination of this Agreement, the Secretary of the Company shall, once the certificates of stock are tendered, delete the legend endorsed thereon pursuant to this Agreement.

ARTICLE FIFTEEN
REQUIREMENTS RELATING TO TRANSFERS

15.01 Purchase by Company. Whenever the Company shall, pursuant to this Agreement, be required to purchase Shares, each Shareholder and the personal representative of any Decedent shall do all things and execute and deliver all documents as may be necessary to consummate such purchase.

15.02 Improper Distribution of Shares. If any Shares shall be disposed of otherwise than in accordance with the terms and conditions of this Agreement, such disposition shall be void ab initio and shall be of no force, effect or validity and the Company and other Shareholders shall, instead of treating the transfer as a nullity, have the right, exercisable at any time prior to the expiration of six (6) months after the Company received written or other notice of such disposition, to purchase such Shares under the terms set forth herein above. In enforcing such rights, the Company may hold and refuse to transfer any Shares, or any certificate therefor, tendered to it for transfer in addition to, and without prejudice to, any and all other rights or remedies which may be available to the Company or Shareholders.

15.03 Transferees Bound. Any third party acquiring Shares in the Company by reason of a transfer permitted under this Agreement shall be bound by the terms hereof for all Shares of stock in the Company acquired in such permitted transfer as if such person had been an original executing Shareholder. In connection therewith, the third party agrees to execute a written consent to be bound by this Agreement as a Shareholder.

ARTICLE SIXTEEN
CORPORATE BYLAWS

Concurrent with the execution of this Agreement, the Shareholders and Directors of this Company shall take whatever action is necessary and pass whatever resolutions are appropriate so that this Agreement, captioned "Paragon Motorcycles Shareholder Agreement," shall become a part of the corporate Bylaws and shall be effective with regard to all Shares of the Company held by the parties to this Agreement, their successors and those acquiring shares of the Company which are issued after the date of this Agreement regardless of whether said Shareholders are parties to this Agreement.

In the event that the number of Shareholders and Directors of this Company who have executed this Agreement are a number sufficient to amend the Bylaws by written action, then this Agreement shall constitute such written action, shall be self-effectuating, and, without further action, this Agreement captioned "Paragon Motorcycles Shareholder Agreement" shall become part of the corporate Bylaws.

ARTICLE SEVENTEEN
MISCELLANEOUS

17.01 Specific Performance and Injunctive Relief. It is mutually acknowledged by each of the Shareholders and the Company that it is impossible to measure in money the damages which will accrue to a party hereto by the reason of the failure of any party to perform any of the obligations under this Agreement and that the great and irreparable damage which would result from breach of this Agreement may be remedied only by specific performance of its terms or injunctive relief to stop any anticipated violation of its terms.

17.02 Counterparts. For the convenience of the parties, this Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original.

17.03 Amendments. Amendments to this Agreement may be made pursuant to the amendment procedures set forth in the Bylaws.

17.04 Notices. Subject to Article 7 hereof, all notices, offers, acceptances, requests and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by personal delivery, facsimile transmission, electronic digital delivery, overnight delivery, or via regular, certified or registered mail, to the Shareholders and the Company at the addresses set forth below their signatures, or to such other address as any party hereto shall designate in writing to the other parties.

17.05 Binding Effect. The terms of this Agreement shall be binding upon and inure to the benefit of and shall be enforceable by the successors and assigns of the parties hereto and the holders from time to time of any of the stock of the Company.

17.06 Voting. The Shareholders agree to vote his or her stock at all times or abstain from voting when necessary to effectuate the terms and intent of this agreement.

17.07 Insufficient Corporate Assets. If the Company shall not have sufficient assets to permit it lawfully to purchase any Shares pursuant to the terms of this Agreement, the Board of Directors and the Shareholders shall promptly take such measures to vote their respective Shares to increase the assets of the Company, or to take such other steps as may be appropriate or necessary, in order to enable the Company lawfully to purchase and pay for all the selling Shareholder's Shares. If the Company shall, nevertheless, be unable or refuse to purchase all of the selling Shareholder's Shares, the Shares of the Company which the

Company shall be unable to or refuse to purchase may be purchased by any other Shareholder. Such purchase shall be on the same terms as provided in the applicable article of this Agreement.

17.08 Attorney's Fees. In any action by the parties hereto to enforce or defend this agreement, the prevailing party shall be entitled to recover from the losing party its attorney's fees and expenses incurred in such action.

17.09 Waiver of Breach. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by any party or as a waiver or modification of the provisions of this Agreement.

17.10 Nonassignability. Unless otherwise agreed to in writing by the parties hereto, neither may the benefits of the Agreement be assigned nor may the duties hereunder be delegated by any party hereto.

17.11 Provisions Separable. In the event any one or more of the provisions contained in this agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect the remaining provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

17.12 Section and Other Headings. The captions, headings and arrangements used in this Agreement are for convenience only and do not in any way limit or amplify the terms and provisions hereof.

17.13 Number and Gender. The use of any particular gender or the plural or singular number is intended to include the other gender or number as the text of this Agreement may require.

17.14 Governing Law. This Agreement, or any extension or renewal hereof, shall be construed in accordance with and governed by the laws of the State of Indiana, without regards to the conflicts of laws provisions thereof.

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STATEMENT OF ACCEPTANCE

Reference is made to the Paragon Motorcycles Inc. Shareholders Agreement (the "Agreement") dated January 31, 2024, by and among all of the then Shareholders of Paragon Motorcycles Inc., an Indiana corporation. As a proposed recipient of Shares covered by the Agreement, the undersigned hereby agrees that said Shares upon receipt shall remain subject to all of the terms and conditions of the Agreement and all rights and obligations thereunder arising prior to such receipt, that upon such receipt the undersigned shall be deemed automatically to have accepted all of the terms and conditions of the Agreement and that the undersigned thereafter shall be deemed to be a signatory party to the Agreement in the position of one of the Shareholders. It is understood that the executed Statement of Acceptance shall be attached to the Agreement and shall form a part thereof without any further action.

DATED this [EFFECTIVE DATE].

Investor Signature

[ENTITY NAME]